Issuer Free Writing Prospectus

Filed Pursuant to Rule 433
Registration Statement No. 333-150486
September 13, 2010

John Deere Capital Corporation

$500 million 2.800% Senior Notes due 2017

Issuer:	John Deere Capital Corporation

Ratings:	A2 by Moody’s Investors Service, Inc. / A by Standard & Poor’s Ratings Services

Note Type:	Medium Term Notes

Issue Size:	$500 million

Trade Date:	September 13, 2010

Settlement Date (T+3):	September 16, 2010

Maturity Date:	September 18, 2017

Treasury Benchmark:	1.875% UST due August 31, 2017

Benchmark Treasury Yield and Price:	2.149%; 98-07+

Spread to Benchmark Treasury:	68 basis points

Reoffer Yield:	2.829%

Coupon:	2.800%

Coupon Payment Dates:	Semi-Annually on March 18th and September 18th, starting on March 18, 2011 and ending on the maturity date

Day Count:	30 / 360

Denominations:	Minimum of $1,000 with increments of $1,000 thereafter

Price to Public:	99.817%

Gross spread:	0.42%

Net proceeds (%):	99.397%

Net Proceeds ($):	$496,985,000.00

Time of First Sale to the Public:	3:20pm Eastern Time

CUSIP:	24422EQZ5

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

Co-Managers:	BBVA Securities Inc. Santander Investment Securities Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Citigroup Global Markets Inc. at (877) 858-5407 or Deutsche Bank Securities Inc. at (800) 503-4611.

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